UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date November 18, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR OCTOBER 2019

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In October 2019, the Company’s passenger transportation capacity (measured by available seat-kilometres) increased by 9.28% year-on-year, among which, the passenger transportation capacity of its domestic and international routes increased by 9.44% and 10.62% year-on- year, respectively, and the passenger transportation capacity of its regional routes decreased by 11.96% year-on-year; passenger traffic volume (measured by revenue passenger-kilometres) increased by 7.91% year-on-year, among which, the passenger traffic volume of its domestic and international routes increased by 8.19% and 9.85% year-on-year, respectively, and the passenger traffic volume of its regional routes decreased by 22.74% year-on-year, mainly attributable to the decrease in passenger demand as affected by the situation in Hong Kong, and the reduction of route capacity in Hong Kong by the Company; and passenger load factor decreased by 1.02 percentage points year-on-year to 80.82%, among which, the passenger load factor of its domestic, international and regional routes decreased by 0.97, 0.54 and 9.87 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company only consists of bellyhold space freight operated through passenger aircraft, and such business is under contractual operation by a subsidiary of the controlling shareholder of the Company. Freight load volume in October 2019 increased by 10.08% year-on-year.

In October 2019, due to the alternation of winter and spring flight season, the Company made dynamic adjustments based on actual conditions and launched new domestic routes such as Hotan — Xi’an —Hefei, Beijing — Bazhong — Kunming and Shanghai — Baoshan — Kunming, increased the frequency of hub flights such as Pudong — Jakarta, Xi’an — Haikou and Kunming — Baoshan, and introduced new international routes such as Zhengzhou — Phuket, Kunming — Osaka and Nanchang — Shizuoka.

II.	FLEET STRUCTURE

As at the end of October 2019, the Company operated a total of 710 aircraft, including 262 self- owned aircraft, 252 aircraft under finance lease and 196 aircraft under operating lease.

As at the end of October 2019, details of the fleet structure of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	39	48	5	92
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	5	0	6
4	A330 series	25	26	5	56

	Narrow-body passenger aircraft	223	204	191	618
5	A320 series	136	116	68	320
6	B737 series	87	88	123	298
Total		262	252	196	710

Note: The 15 business aircraft self-owned by and held under trust of the Company were not included in the fleet.

III.	MAJOR OPERATING DATA

	Amount completed in October 2019	Actual amount completed in October 2018	Year- on-year increase	Total amount completed in October 2019	Total actual amount completed in October 2018	Year- on-year increase
Passenger Transportation Data ASK (available seat-kilometres) (millions)	23,098.47	21,137.58	9.28%	224,813.62	203,079.20	10.70%
— Domestic routes	14,625.85	13,364.10	9.44%	143,009.40	127,317.23	12.33%
— International routes	7,978.96	7,212.74	10.62%	76,247.35	70,440.89	8.24%
— Regional routes	493.66	560.74	-11.96%	5,556.87	5,321.09	4.43%

RPK (revenue passenger-kilometres) (millions)	18,667.30	17,298.66	7.91%	185,230.12	168,132.18	10.17%
— Domestic routes	12,236.41	11,310.22	8.19%	119,418.66	107,406.89	11.18%
— International routes	6,081.35	5,536.05	9.85%	61,405.05	56,315.41	9.04%
— Regional routes	349.53	452.39	-22.74%	4,406.41	4,409.88	-0.08%

Number of passengers carried (thousands)	11,039.84	10,585.42	4.29%	108,959.95	101,204.32	7.66%
— Domestic routes	9,365.09	8,949.61	4.64%	91,053.42	84,520.12	7.73%
— International routes	1,421.67	1,304.97	8.94%	14,674.21	13,466.52	8.97%
— Regional routes	253.09	330.84	-23.50%	3,232.32	3,217.68	0.45%

Passenger load factor (%)	80.82	81.84	-1.02pts	82.39	82.79	-0.40pts
— Domestic routes	83.66	84.63	-0.97pts	83.50	84.36	-0.86pts
— International routes	76.22	76.75	-0.54pts	80.53	79.95	0.59pts
— Regional routes	70.80	80.68	-9.87pts	79.30	82.88	-3.58pts

Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	801.11	687.16	16.58%	7,534.58	6,534.49	15.30%
— Domestic routes	285.89	240.06	19.09%	2,649.39	2,243.04	18.12%
— International routes	502.84	429.14	17.17%	4,717.97	4,129.26	14.26%
— Regional routes	12.38	17.95	-31.04%	167.21	162.20	3.09%

RFTK (revenue freight tonne-kilometres) (millions)	284.63	234.98	21.13%	2,380.09	2,130.72	11.70%
— Domestic routes	83.44	76.06	9.70%	766.80	716.32	7.05%
— International routes	198.99	155.41	28.04%	1,588.58	1,384.57	14.73%
— Regional routes	2.21	3.51	-37.09%	24.71	29.83	-17.19%

Weight of freight carried (million kg)	89.03	80.88	10.08%	786.44	745.97	5.43%
— Domestic routes	58.96	55.58	6.07%	541.98	521.33	3.96%
— International routes	28.19	22.26	26.65%	223.55	199.02	12.33%
— Regional routes	1.89	3.04	-37.81%	20.91	25.62	-18.37%

	Amount completed in October 2019	Actual amount completed in October 2018	Year- on-year increase	Total amount completed in October 2019	Total actual amount completed in October 2018	Year- on-year increase
Freight load factor (%)	35.53	34.20	1.33pts	31.59	32.61	-1.02pts
— Domestic routes	29.18	31.68	-2.50pts	28.94	31.94	-2.99pts
— International routes	39.57	36.22	3.36pts	33.67	33.53	0.14pts
— Regional routes	17.85	19.57	-1.72pts	14.77	18.39	-3.62pts

Consolidated Data ATK (available tonne-kilometres) (millions)	2,879.97	2,589.54	11.22%	27,767.80	24,811.62	11.91%
— Domestic routes	1,602.21	1,442.83	11.05%	15,520.24	13,701.59	13.27%
— International routes	1,220.95	1,078.29	13.23%	11,580.23	10,468.94	10.62%
— Regional routes	56.81	68.42	-16.97%	667.33	641.10	4.09%

RTK (revenue tonne-kilometres) (millions)	1,940.63	1,769.81	9.65%	18,670.99	16,930.51	10.28%
— Domestic routes	1,168.47	1,079.01	8.29%	11,279.07	10,180.47	10.79%
— International routes	738.90	647.25	14.16%	6,979.71	6,332.76	10.22%
— Regional routes	33.26	43.55	-23.64%	412.21	417.29	-1.22%

Overall load factor (%)	67.38	68.34	-0.96pts	67.24	68.24	-1.00pts
— Domestic routes	72.93	74.78	-1.86pts	72.67	74.30	-1.63pts
— International routes	60.52	60.03	0.49pts	60.27	60.49	-0.22pts
— Regional routes	58.54	63.66	-5.11pts	61.77	65.09	-3.32pts

Note:	Freight transportation data only contained data of bellyhold space in passenger aircraft. The table does not contain data of cargo services.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” under “About China Eastern Airlines — Get to know China Eastern Airlines” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 November 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).